June 21, 2023

VIA EDGAR

Ms. Laura Veator
Mr. Stephen Krikorian
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:         Check Point Software Technologies Ltd.
Form 20-F for the year ended December 31, 2022
Filed April 27, 2023
File No. 000-28584

Dear Ms. Laura Veator and Mr. Stephen Krikorian:

Check Point Software Technologies Ltd. (the “Company”) provides the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 8, 2023, relating to the aforementioned Form 20-F. For reference purposes, the text of your letter dated June 8, 2023, has been reproduced herein (in bold), with the Company’s response below.

Form 20-F for the Fiscal Year ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4, Cash and Cash Equivalents, Short-Term Bank Deposits and Marketable Securities, Page F-28

1.
Please provide us with a breakdown of your marketable securities by the following categories, for each period presented. Please also revise your future 20-F filings to include this information. We refer you to ASC 320-10-50-1B.

•	Debt securities issued by the U.S. Treasury and other U.S. government agencies

•	Debt securities issued by other governments

•	Corporate debt securities

June 21, 2023

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have provided below a breakdown of our marketable securities for each category requested by the Staff and for each period presented.  We further respectfully advise the Staff that we will include this information in our future Form 20-F filings.

In Million USD

	December 31,
	2022	2021
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	819.3	883.9
Debt securities issued by other governments	118.3	114.0
Corporate debt securities	1,938.5	2,021.1

Total Marketable securities	2,876.1	3,019.0

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (972) 547716704 or by email at roeego@checkpoint.com, or Rezwan D. Pavri of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 565-3574 or by email at rpavri@wsgr.com.

Sincerely,

Check Point Software Technologies Ltd.

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

cc:          Shira Yashar, Check Point Software Technologies Ltd.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Tuvia J. Geffen, Naschitz, Brandes, Amir & Co.
Eldan Levy, Kost, Forer, Gabbay & Kasierer, a Member of EY Global